UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wag! Group Co.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

93042P 10 9

(CUSIP Number)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Tenaya Capital VII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Tenaya Capital VII, LP (“Tenaya VII”), Tenaya Capital VII GP, LLC (“Tenaya VII GP”), Messrs. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Tenaya Capital VII GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Thomas Banahan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Benjamin Boyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Stewart Gollmer
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Brian Melton
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

CUSIP No. 93042P 10 9
1.	Names of Reporting Persons Brian Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
		6.	Shared Voting Power 4,024,849 shares (2)
		7.	Sole Dispositive Power
		8.	Shared Dispositive Power 4,024,849 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,024,849 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(3)	This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

Item 1.

	(a)	Name of Issuer Wag! Group Co.
	(b)	Address of Issuer’s Principal Executive Offices 55 Francisco Street, Suite 360 San Francisco, California 94133

Item 2.

	(a)	Name of Person Filing Tenaya Capital VII, LP Tenaya Capital VII GP, LLC Thomas Banahan Benjamin Boyer Stewart Gollmer Brian Melton Brian Paul
	(b)	Address of Principal Business Office or, if none, Residence Tenaya Capital 3101 Park Boulevard, Palo Alto, CA 94306.
(c)

Citizenship

Tenaya Capital VII, LP – Delaware

Tenaya Capital VII GP, LLC – Delaware

Thomas Banahan – United States

Benjamin Boyer – United States

Stewart Gollmer – United States

Brian Melton – United States

Brian Paul – United States

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 93042P 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2022:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Tenaya VII (1)	4,024,849		4,024,849		4,024,849	4,024,849	10.9%
Tenaya VII GP (1)			4,024,849		4,024,849	4,024,849	10.9%
Thomas Banahan (1)			4,024,849		4,024,849	4,024,849	10.9%
Benjamin Boyer (1)			4,024,849		4,024,849	4,024,849	10.9%
Stewart Gollmer (1)			4,024,849		4,024,849	4,024,849	10.9%
Brian Melton (1)			4,024,849		4,024,849	4,024,849	10.9%
Brian Paul (1)			4,024,849		4,024,849	4,024,849	10.9%

(1) These shares are held by Tenaya VII. Tenaya VII GP is the sole general partner of Tenaya VII. As such, Tenaya VII GP possesses power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII. Messrs. Banahan, Boyer, Gollmer, Melton and Paul are Managing Members of Tenaya VII GP. As such, Messrs. Banahan, Boyer, Gollmer, Melton and Paul share power to direct the voting and disposition of the shares owned by Tenaya VII and may be deemed to have indirect beneficial ownership of the shares held by Tenaya VII.

(2) This percentage is based on a total of 36,782,888 shares of Common Stock outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February [      ], 2023

Tenaya Capital VII, LP

By: Tenaya Capital VII GP, LLC
its General Partner

By:	/s/
Name:
Title: Managing Member

Tenaya Capital VII GP, LLC

By:	/s/
Name:
Title: Managing Member

/s/ Thomas Banahan
Thomas Banahan

/s/ Benjamin Boyer
Benjamin Boyer

/s/ Stewart Gollmer
Stewart Gollmer

/s/ Brian Melton
Brian Melton

/s/ Brian Paul
Brian Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Wag! Group Co. is filed on behalf of each of us.

Dated: February [     ], 2023

Tenaya Capital VII, LP

By: Tenaya Capital VII GP, LLC
its General Partner

By:	/s/
Name:
Title: Managing Member

Tenaya Capital VII GP, LLC

By:	/s/
Name:
Title: Managing Member

/s/ Thomas Banahan
Thomas Banahan

/s/ Benjamin Boyer
Benjamin Boyer

/s/ Stewart Gollmer
Stewart Gollmer

/s/ Brian Melton
Brian Melton

/s/ Brian Paul
Brian Paul